Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report – Request to Approve Class Action lawsuit against Pelephone and Bezeq International

Tel Aviv, Israel – May 1, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that on April 30, 2019, it received notices from its subsidiaries, Pelephone Communications Ltd. and Bezeq International Ltd .regarding a claim and motion to approve it as a class action that was filed against them and against six communication service companies in the Central District Court. The claim and the request have not yet been served to Bezeq International.

The allegation is that the subsidiaries did not inform their customers as to the possible dangers of using the Internet and the possibility of joining a free content filtering service, in violation of the provisions of the Israeli Communications Law, and also claims of violation of the Consumer Protection Law, the Torts Ordinance, as well as breach of contract and unlawful enrichment.

In the request, an overall damage assessment was noted for all the respondents together, allegedly, on the low side, for tens of millions of NIS.

It should be noted that against Bezeq International a similar matter was approved as a class action in 2018.

Pelephone and Bezeq International are studying the details of the claim and the request to approve it as a class action, and they are unable to assess its chances of success at this point.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.